GREENIDGE GENERATION HOLDINGS INC.
INSIDER TRADING POLICY
I.Introduction
The purpose of this Insider Trading Policy (this “Policy”) is to promote compliance with applicable securities laws by Greenidge Generation Holdings Inc. (the “Company”) and its subsidiaries and all directors, officers, employees, and other Insiders (as more fully described below), in order to preserve the reputation and integrity of the Company, as well as that of all persons affiliated with the Company.
Questions regarding this policy should be directed to (i) the Company’s Chief Compliance Officer, or (ii) in the event that there is no Chief Compliance Officer, the General Counsel, or (iii) in the event that there is no Chief Compliance Officer or General Counsel, the Chief Executive Officer (in each case, the “Designated Officer”).
II.Policy
It is the Company’s policy to comply with all applicable securities laws, including those relating to buying or selling securities in the Company (“Company Securities”). In the course of conducting the Company’s business, directors, officers, employees, and others may become aware of “material, non-public information” (as defined in Section IV below) regarding the Company, its subsidiaries and affiliates, or other companies with which we do business.
Covered Persons (as defined below), and their respective Related Persons, may not buy or sell Company Securities, or securities of any other publicly-held company, while in possession of material, non-public information concerning or related to such company, as applicable, that was obtained during the course of employment or otherwise in connection with the Company’s business and operations, even if such persons believe the decision to buy or sell is not based upon such material, non-public information.
Covered Persons who are in possession of material, non-public information may not disclose that information to others, even to family members or other Company employees, except for Company employees whose job responsibilities require knowledge of such information.
III.Applicability
This Policy applies to all directors and officers and certain employees and agents of the Company and its wholly owned subsidiaries identified by the Designated Officer in consultation with the capital committee of the Board of Directors (the “Board”; such committee, the “Capital Committee”; and such persons to whom this Policy applies collectively, “Covered Persons”), and their respective Related Persons (as defined below).

The Company has determined that Covered Persons are likely to have access to material, non-public information by virtue of their position with the Company.
For purposes of this Policy, a “Related Person” includes (1) your spouse, minor children and anyone else living in your household, (2) partnerships in which you are a general partner, (3) corporations in which you either singly or together with other “Related Persons” own a controlling interest, (4) trusts of which you are a trustee, settlor or beneficiary, (5) estates of which you are an executor or beneficiary, or (6) any other group or entity where you have or share with others the power to decide whether to buy or sell Company Securities. Although a person’s parent, adult child or sibling may not be considered a Related Person (unless living in the same household), a parent, adult child or sibling may be a “tippee” for securities laws purposes. See Section V.D. below for the Company’s policy on “tipping.”
This Policy applies regardless of the dollar amount of the trade or the source of the material, non-public information.
As this Policy is statutorily based, this Policy will continue to apply to any Covered Persons, and their respective Related Persons, whose relationship with the Company has been terminated or otherwise has ceased as long as such Covered Person possesses material, non-public information that he or she obtained in the course of their employment or relationship with the Company.
Any questions regarding the applicability of this Policy to a specific situation should be directed to the Designated Officer.
IV.Definition/Explanations
A.Who is an “Insider”?
An “Insider” for purposes of insider trading laws is any person who possesses material, non-public information; the status results from such possession and not simply a person’s position, if any, with the Company. Accordingly, Insiders subject to liability for insider trading are not solely those executive officers and directors who are required to report their securities transactions involving Company common stock under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and who are also often referred to as “insiders” for purposes of that law. The category of potential Insiders for purposes of insider trading laws includes not only the Company’s directors, officers, and employees, but also outside professional advisors and business consultants who have access to material, non-public information prior to its public release and absorption by the securities markets.
B.What is “Material” Information?
The materiality of a fact depends upon the circumstances. A fact is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security or where the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt, or equity. Some examples of material information include:
•earnings and other financial results (or material changes thereto);
•guidance on earnings estimates or other financial information;
•significant expansion or curtailment of operations, such as the purchase or sale of property or assets;
•a significant increase or decline in revenues;
•changes in dividend policies or the declaration of a stock split or the offering of additional securities;
•significant merger or acquisition proposals or agreements, including tender offers;
•significant new plans to enter new businesses;
•extraordinary borrowing;
•gain or loss of a substantial customer;
•the institution of significant litigation or regulatory proceedings or investigations;
•significant management developments; and
•impending bankruptcy or financial liquidity problems.
The above list is not exhaustive, and many other types of information may be considered “material” depending on the circumstances. The materiality of certain information is subject to reassessment on a regular basis. Any questions regarding the materiality of information should be directed to the Designated Officer.
C.What is “Non-Public” Information?
Information is “non-public” if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner that makes it generally available to investors through a report filed with the Securities and Exchange Commission (the “SEC”) or through media including Dow Jones, Reuters Economic Services, The Wall Street Journal, the Associated Press or United Press International. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement of material information, a reasonable period of time must elapse in order for the market to react to the information.
Generally, approximately two full trading days following publication is a reasonable waiting period before information is deemed to be public. Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company Securities starting on Wednesday of that week, because two full trading days would have elapsed (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, employees may not trade in Company Securities until Thursday. If the announcement is made on Friday after trading begins, employees may not trade in Company Securities until Wednesday of the following week. Each of these scenarios assumes that each weekday within the applicable time period is a trading day; if there is an intervening non-trading day holiday, then the first date on which employees are permitted to begin trading in Company Securities will be rolled forward accordingly. Note that this restriction is in addition to any other restrictions that apply under this Policy, including the requirement that certain trades be pre-cleared (see Section V.C. below) and that they occur during specified trading windows (see Section V.G. below).
V.Guidelines
A.Non-Disclosure of Material, Non-Public Information
Material, non-public information is strictly confidential and must not be disclosed to anyone, other than persons within the Company or third party agents of the Company (such as investment banking advisors or outside legal counsel) whose positions require them to know such information and who have professional or contractual obligations of confidentiality, until such information has been publicly released by the Company.
B.Prohibited Trading in Company Securities
No Covered Persons or their respective Related Persons may place a purchase or sell order or recommend that another person place a purchase or sell order in Company Securities (including initial elections, changes in elections or reallocation of funds relating to 401(k) plan accounts, but excluding the exercise of options, other than as described in Section V.G. below) outside of a trading window (see Section V.G. below) or when he or she has knowledge of material, non-public information concerning or related to the Company even if during a trading window. In addition, in some circumstances, the Company’s directors and officers may be prohibited from trading in Company Securities during any period when certain participants or beneficiaries of individual account plans (such as some pension fund plans) maintained by the Company are subject to a temporary trading suspension in Company Securities.
C.Pre-Clearance
If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. Therefore, Covered Persons must obtain prior clearance from the Designated Officer, or his or her designee, before they or any of their Related Persons make any purchases or sales of Company Securities. Pre-clearance does not relieve anyone of their responsibility under SEC rules and insider trading laws. Accordingly, pre-clearance requests must be made during an open trading window and outside of any blackout period instituted by the Company and may not be made while the Covered Person is otherwise in possession of any material non-public information.
Pre-clearance requests should be made at least two (2) business days in advance of the proposed transaction and may only be obtained by submitting the Pre-Trading Clearance and Certification Form attached hereto as Annex A. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under the applicable securities laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. If pre-clearance of a transaction is granted, the pre-clearance is valid only for a 5-trading day period (or, if applicable, such shorter number of trading days before a scheduled Company blackout period). If the transaction order is not placed within that 5-trading day period, pre-clearance of the transaction must be re-requested. If pre-clearance is denied, the fact of such denial must be kept confidential by the person requesting such pre- clearance. Notwithstanding receipt of pre-clearance, if the Covered Person becomes aware of material, non-public information or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed.
An exercise of a stock option need not be pre-cleared if such exercise does not involve the market sale of any Company Securities (for example, the surrender of Company Securities to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, or vesting of equity-based awards; provided, that the “cashless exercise” of a Company stock option through a broker-assisted sale to cover any tax withholding obligations incurred in connection with the exercise of stock options or vesting of an equity-based award does involve a market sale of Company Securities, and, therefore, would not qualify under this exception).
D.“Tipping” Information to Others
Insiders may be liable for communicating or tipping material, non-public information to any third party (“tippee”), not limited to just Related Persons. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than Insiders also can be liable for insider trading, including tippees who trade on material, non-public information tipped to them and individuals who trade on material, non-public information which has been misappropriated. Tippees inherit an Insider’s duties and are liable for trading on material, non-public information illegally tipped to them by an Insider. Similarly, just as Insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an Insider. Tippees can obtain material, non-public information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings. Therefore, it is the Company’s policy that Covered Persons are required to keep completely and strictly confidential all non-public information relating to the Company.
E.Avoid Speculation
Covered Persons and their respective Related Persons may not trade in options, warrants, puts and calls or similar derivative securities on Company Securities or sell Company Securities “short.” For further information, see Section V.I. below. In addition, Covered Persons and their Related Persons may not purchase Company Securities on margin. Investing in Company Securities provides an opportunity to share in the future growth of the Company. Investment in the Company and sharing in the growth of the Company, however, does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the Covered Person or Related Person in conflict with the best interests of the Company and its securityholders. Except as required to perform their job, Covered Persons and their respective Related Persons are also prohibited from participating in on-line chat rooms or other social media forums involving the Company, its business, or its stock.
F.Trading in Securities of Other Public Companies
No Covered Person or Related Person may place a purchase or sell order, or recommend that another person place a purchase or sell order in the securities of another company if the person learns of material, non-public information about the other company in the course of his or her service to, or employment with, the Company.
G.Trading Window
In addition to all of the other limitations contained in this Policy, Covered Persons and their respective Related Persons may only buy or sell Company Securities in the public market during the period beginning two full trading days (as described above) after the release of the Company’s quarterly and year-end earnings announcement and continuing until the seventh calendar day prior to the end of the next fiscal quarter. For example, if the Company’s second fiscal quarter ends at 11:59 p.m., Eastern time, on December 31, the corresponding blackout period would begin at 11:59 p.m., Eastern time, on December 24. In addition, you should remember that, even if the trading window is open, you cannot trade in Company Securities if you are in possession of material, non-public information, and you still must receive pre-clearance for any trade in Company Securities.
From time to time, the Company, through the Designated Officer, may close trading during a trading window in light of developments that could involve material, non-public information. In these situations, the Designated Officer will notify particular individuals that they should not engage in trading of Company Securities (except as permitted under a Rule 10b5-1 plan as described below) and should not disclose to others the fact that the trading window has been closed. If the relationship of an individual with the Company should terminate while such a notice is in effect, the prohibition will continue to apply until the Designated Officer gives notice that the ban has been lifted.
Exercises of options for cash, as well as “cashless exercises” not involving a market sale of Company Securities, may be executed at any time. “Cashless exercises” involving a market sale of Company Securities as described above are subject to the trading window described herein.
H.Pre-Arranged Trading Plans
SEC Rule 10b5-1(c) provides a defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. Effective in 2023, to enhance investor protections against insider trading, the SEC amended the conditions that must be satisfied for the defense to be available, and implemented new requirements with respect to Rule 10b5-1 trading plans, which must be complied with in all respects under this Policy.
Under Rule 10b5-1(c), if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and if this arrangement is established at a time when you do not possess material, non-public information about the issuer (e.g., the Company) or its securities and your arrangement satisfies the other required conditions, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned relevant material, non-public information.
Arrangements under Rule 10b5-1(c) may specify the amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing trades, you must not influence his or her actions and he or she must not possess any relevant material, non-public information at the time of the trades. Trading plans can be established for a single trade or a series of trades. The Company prefers that your trading plan provide for trades quarterly during the trading window.
It is important that you properly document the details of a trading plan. Please note that, in addition to the trading plan requirements described above, there are a number of additional procedural conditions to Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan as an affirmative defense against an insider trading charge. These requirements include: (a) that you act in good faith with respect to the trading plan (i.e., at inception and throughout the duration of the trading plan); (b) that you not modify your trading instructions while you possess relevant material, non-public information; (c) that you not enter into or alter a corresponding or hedging transaction or position; (d) that your trading plan provides for the minimum required “cooling off period” (as discussed in detail below); (e) that you cannot have multiple, overlapping trading plans; (f) that you can have no more than one “single trade” trading plan in a 12-month period; and (g) for officers and directors, that your trading plan includes specified written representations (as further explained below).
The SEC requires a “cooling-off period” between the date that a trading plan is adopted and the commencement of trading under such trading plan. The purpose of the cooling-off period is to provide a separation in time between the adoption of the trading plan and the commencement of trading under the trading plan so as to minimize the ability of an Insider to benefit from any material, non-public information. An amendment to an existing trading plan is considered a termination of the old trading plan and the adoption of a new trading plan and therefore triggers a cooling-off period of the same duration. An amendment includes a modification to the amount, price, or timing of the purchase or sale of the securities or a modification to a written formula/algorithm that affects the amount, price, or timing of the purchase or sale of the securities.
The minimum cooling-off period depends upon whether or not you are a director or officer. If you are a Covered Person other than a director or officer, the required minimum cooling-off period is 30 days after the adoption or modification of the trading plan. However, if you are a director or an officer required to report your securities transactions involving Company common stock under Section 16 of the Exchange Act, a lengthier cooling off period applies—the required minimum cooling-off period is the later of (i) 90 days after the adoption or modification of your trading plan, or (ii) two business days following the Company’s filing of its Form 10-Q or Form 10-K for the fiscal quarter in which the trading plan was adopted or modified. In any event, the required minimum cooling-off period is not to exceed 120 days following adoption or modification of the trading plan.
Subject to a few exceptions recognized by the SEC (for example, “sell-to-cover” transactions in which an agent is authorized to sell only enough Company Securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award), a Covered Person who has adopted a Rule 10b5-1 plan may not have another trading plan outstanding, and may not subsequently enter into any additional, contract, instruction or plan that would qualify for the affirmative defense under Rule 10b5-1(c) for transactions in any class of Company Securities on the open market during the same period.
In addition, a Covered Person, in any 12-month period, is limited to one “single-trade plan” designed to effect the open market purchase or sale of the total amount of the securities subject to the trading plan as a single transaction (again subject to a few exceptions recognized by the SEC, such as “sell-to-cover” transactions and arrangements in which the agent has discretion over whether to execute the trading plan as a single transaction).
If you are a director or officer, the SEC requires that when you adopt a new or modified trading plan, the trading plan include written representations certifying that you (i) are not aware of material, non-public information about the Company or its securities, and (ii) are adopting or modifying the trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Rule 10b-5. You should also be aware that the SEC requires the Company to publicly disclose, in its Quarterly Reports on Form 10-Q and its Annual Report on Form 10-K, whether any director or officer has adopted, modified, or terminated any Rule 10b5-1 plan, or any other written trading arrangement that meets the requirements of a “non-Rule 10b5-1 trading arrangement” (in short, to discourage the adoption of trading plans that do not fully comply with Rule 10b5-1(c), the SEC requires public disclosure of any such trading plan of a director or officer), and the material terms of the Rule 10b5-1 or non-Rule 10b5-1 trading arrangement. Furthermore, the SEC requires directors and officers to check a box when filing a Form 4 or Form 5 under Section 16 of the Exchange Act to report a transaction under a Rule 10b5-1 plan, and specify the date that the Rule 10b5-1 plan was adopted.
Because Rule 10b5-1(c) is complex, the Company recommends that you work with a broker and the Designated Officer and be sure that you fully understand the applicable limitations and conditions before you establish a trading plan.
A Covered Person may only enter into a trading plan if (a) the proposed trading plan is precleared by the Designated Officer and the Capital Committee; (b) at a time that the Covered Person is not in possession of material, non-public information; and (c) only during a trading window period outside of the blackout period that applies to the Covered Person.
The Designated Officer and the Capital Committee will review a proposed trading plan to determine if the plan is in compliance with this Policy. The Designated Officer will notify the chair of the Audit Committee if any officer or director intends to enter into a trading plan. If the chair deems it appropriate, a review of any trading plan may also be considered by the Audit Committee prior to approval.
Revocation of a trading plan should occur only in unusual circumstances. Effectiveness of any revocation or amendment of a trading plan will be subject to the prior review and approval of the Designated Officer and the Capital Committee. Revocation is effected upon written notice to the broker and, once a trading plan has been revoked, the participant should wait at least the number of days of the cooling-off period that would otherwise apply to him or her before trading outside of a trading plan and 180 days before establishing a new trading plan, unless otherwise approved by the Designated Officer and the Capital Committee as facts and circumstances warrant, subject to compliance with the SEC’s rules and regulations. A Covered Person acting in good faith may amend a prior trading plan after approval by the Designated Officer and the Capital Committee so long as such amendments are made at a time when the Covered Person does not possess material, non-public information and, as applicable, outside of a quarterly or other Company-imposed trading blackout period. Plan amendments must not take effect for at least 30 days after the plan amendments are made.
Under certain circumstances, a trading plan must be revoked. This may include circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Designated Officer and the administrator of the Company’s stock plans are authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.
I.Hedging
Hedging or monetization transactions can be accomplished in a number of ways, including through the use of financial instruments such as call or put options, prepaid variable forward contracts, equity swaps, collars, and exchange funds. These hedging transactions may permit a Company director, officer, or employee to continue to own Company common stock without the full risks and rewards of ownership. When that occurs, the Company director, officer, or employee may no longer have the same objectives as the Company’s other stockholders. In addition, directors and certain officers subject to the obligations of Section 16 under the Exchange Act are obligated to file reports with respect to hedging transactions with the SEC. As a result, the Board has determined that directors, officers, and employees shall be prohibited from engaging in any hedging transactions.
J.Pledging
Company Securities held in a margin account as collateral for a loan may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, non-public information or otherwise is not permitted to trade in Company Securities, Covered Persons are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.
K.No Circumvention
No circumvention of this Policy is permitted. You may not try to accomplish indirectly what is prohibited directly by this Policy. The short-term benefits to an individual do not outweigh the potential liability that may result when an employee is involved in the illegal trading of securities.
VI.Penalties for Insider Trading
Penalties for trading on or communicating material, non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not permanently benefit from the violation. Penalties include:
•civil injunctions;
•treble damages;
•disgorgement of profits;

•prison sentences of up to 20 years and criminal fines of up to $5 million per violation for natural persons and $25 million per violation for non- natural persons;
•civil fines for the person who committed the violation of up to three times the profit gained or loss avoided, whether or not the person actually benefited;
•fines for the employer or other controlling/supervisory person of up to the greater of $1.2 million or three times the amount of the profit gained or loss avoided plus, in the case of entities, a criminal penalty of up to $2.5 million; and
•criminal penalties up to 25 years in prison for knowingly executing a “scheme or artifice to defraud any person” in connection with any registered securities.
In addition, any violation of this Policy can be expected to result in serious sanctions by the Company, including termination of the persons involved.
VII.Acknowledgment
All Covered Persons must certify in writing using the form attached hereto as Annex B that they have read and intend to comply with the procedures set forth in this Policy.
Additionally, in the event you decide to establish a Rule 10b5-1 trading plan, your broker-dealer will need to sign a Broker Instruction and Representation Letter in the form attached hereto as Annex C (or the broker’s equivalent form, subject to review by the Designated Officer, or his or her designee). The Company may require that you establish your trading plan with a Company-selected broker using trading plan template forms that have been pre-approved by the Designated Officer and the Capital Committee.
VIII.Interpretation
This Policy should be interpreted and construed in the context of all applicable laws and the Certificate of Incorporation and Bylaws of the Company, as well as any other corporate governance documents.
IX.Limitation of Liability; Amendment; Waivers
None of the Company, the Designated Officer, the Company’s other employees or any other person will have any liability for any delay in reviewing, or refusal of, a trading plan or a request for pre-clearance submitted pursuant to this Policy. Notwithstanding any review of a trading plan or pre-clearance of a transaction pursuant to this Policy, none of the Company, the Designated Officer, the Company’s other employees or any other person assumes any liability for the legality or consequences of such trading plan or transaction to the person engaging in or adopting such trading plan or transaction. The Board reserves the right to amend this Policy at any time. Subject to compliance with the SEC’s rules and regulations, the Board may grant a waiver of this Policy on a case-by-case basis, but only under special circumstances.
Approved and Adopted: April 4, 2024

ANNEX A
GREENIDGE GENERATION HOLDINGS INC.
Pre-Trading Clearance and Certification Form
I desire to make a trade in securities of Greenidge Generation Holdings Inc. (the “Company”) or another company with which the Company does business, consisting of:

(describe proposed trade)
I hereby certify that I have read the Company’s Insider Trading Policy, and I am not now in possession of any material, non-public information concerning the Company or any other company whose securities I intend to trade. I intend to execute this transaction within 5 trading days following approval (or such lesser number of trading days before a Company blackout period). I understand that I must resubmit this form if the transaction does not take place within that time.

Date    Signature

Name (print legibly) Department
The above transaction is:        Approved if made within five trading days of Approval Date
    (or before the next Company blackout, if sooner):

    Not Approved

Designated Officer
A-1

ANNEX B ACKNOWLEDGEMENT OF POLICY

Greenidge Generation Holdings Inc. 590 Plant Road
Dresden, NY 14441

To the Board of Directors:
I acknowledge that I have read and understand the Greenidge Generation Holdings Inc. Insider Trading Policy and agree to abide by its provisions.

Signature:

Name (Please Print):

Address:

Email:
B-1

ANNEX C
GREENIDGE GENERATION HOLDINGS INC.
Sample Broker Instruction/Representation Letter
[Name of Employee] [Address] [Telephone/Fax/E-mail] [Date]

[Name of Broker]
[Name of Brokerage Firm] [Address]

Dear [Name of Broker]:

With regard to my holdings of securities in Greenidge Generation Holdings Inc. (the “Company”) and those of my related parties, [names of related parties], held in my account with you, I instruct you:

1.Not to enter any order (except for orders under and pursuant to pre-approved Rule 10b5-1 plans) without first:

•verifying with the Company that the transaction was pre-cleared by calling [●]1, at [●]; and
•complying with your firm’s compliance procedures (e.g., Rule 144).

2.To report immediately to the Company in writing via e-mail to [●] the details of every transaction involving Company stock including gifts, transfers, pledges, and all Rule 10b5-1 transactions.
Please execute and return this representation letter in the enclosed business-reply envelope to: Greenidge Generation Holdings Inc.
590 Plant Road
Dresden, NY 14441 Attn: General Counsel

Sincerely,

[Employee]

Acknowledgement

On behalf of [Name of Brokerage Firm] and for myself, I acknowledge the foregoing instructions with regard to the holdings of [Name of Insider] and [his/her] related parties’ holdings of securities of Greenidge Generation Holdings Inc. and signify my agreement to comply with them.

Date    /    /
Name of Broker

1 To be completed with relevant current contact information of Designated Officer.
C-1